UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ALTI Private Equity Access Fund

Address of Principal Business Office:

ALTI LLC

175 Varick Street

New York, NY 10014

Telephone Number: (347)-644-2066

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

Telephone Number: (877) 467-3525

Copies to:

Anna Pinedo and Brian Hirshberg	Benjamin V. Mollozzi, Esq.
Mayer Brown LLP	Ultimus Fund Solutions
1221 Avenue of the Americas	225 Pictoria Dr., Suite 450
New York, NY 10020-1001	Cincinnati, OH 45246

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the state of New York on the 17th day of December, 2019.

ALTI Private Equity Access Fund

By:	/s/ Joseph Bonvouloir
Name:	Joseph Bonvouloir
Title:	Trustee, Chairman, President

Attest:	/s/ Benjamin V. Mollozzi
Name:	Benjamin V. Mollozzi
Title:	Acting Secretary